News Release

Mattson Technology Contact
J. Michael Dodson, Chief Financial Officer
Mattson Technology, Inc.
tel 510-657-5900
fax 510-492-5963

Investor & Media Contact
Laura Guerrant-Oiye, Principal
Guerrant Associates
tel 808-882-1467
lguerrant@guerrantir.com

MATTSON TECHNOLOGY, INC. REPORTS RESULTS
FOR THE THIRD QUARTER 2011
Net Sales of $44.9 Million Increased 13 Percent Year-Over-Year;

FREMONT, Calif. — October 25, 2011, — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the fiscal 2011 third quarter ended October 2, 2011.

Third Quarter 2011 Business Highlights:

- Third quarter 2011 net sales of $44.9 million increased 13 percent, compared with third quarter 2010, and decreased 12 percent as compared with second quarter 2011.

- The Company's balance sheet continues to be strong, with working capital of $57.6 million, cash of $38.1 million and no debt.

- Mattson Technology recently won production acceptance for the Helios® XP rapid thermal processing (RTP) system for process of record and first order from a major Asian foundry.

David L. Dutton, Mattson Technology's president and chief executive officer, commented, "The third quarter was an extremely productive quarter for the Company. We demonstrated margin growth improvement, our new strategic RTP investments continue to pay off as we recently won acceptance for the first Helios XP by a major Asian foundry. In August, we announced the previous placement of our Millios® millisecond anneal system to a major logic customer. We are excited about the rapid progress of our new etch and RTP positions, and expect to continue this momentum as we exit the year.

"As a result of our new and expanded product positions, Mattson Technology's 2011 year-to-date net sales of $143 million are 48 percent higher than the same period of 2010." Mr. Dutton concluded, "We believe that the long-term outlook for the semiconductor industry remains positive. Mattson Technology's richest opportunities are in our new positions and the investments that we have made in our growth strategies."

Third Quarter 2011 Financial Results

Third quarter net sales of $44.9 million decreased 12 percent, compared with $51.3 million in the second quarter of 2011, and increased 13 percent, compared with $39.8 million in the third quarter of 2010. Gross margin for the third quarter was 37.1 percent, a seven-point improvement over the 30.1 percent gross margin reported in the second quarter of 2011. Operating expenses for the third quarter of $19.3 million remained flat when compared with $19.4 million in the second quarter of 2011.

Third quarter interest and other income, net, was $0.6 million, which was primarily due to a foreign exchange gain pertaining to the Company's European operations as a result of the weakening of the Euro during the quarter.

Net loss for the third quarter was $2.3 million, or $0.04 loss per share, compared with a net loss of $5.2 million, or $0.10 loss per share, for the second quarter of 2011, and a net loss of $6.4 million, or $0.13 loss per share, for the third quarter of 2010.

Working capital at the end of the third quarter was $57.6 million, compared with $58.9 million at the end of the second quarter of 2011. Cash, cash equivalents, short-term investments and restricted cash at the end of the third quarter were $38.1 million, compared with $42.9 million at the end of the second quarter of 2011.

Attached to this news release are unaudited condensed consolidated statements of operations and balance sheets.

Conference Call

On Tuesday, October 25, 2011, at 1:30 PM Pacific Time (4:30 PM Eastern Time), Mattson Technology will hold a conference call to review the following topics: 2011 third quarter financial results, current business conditions, the near-term business outlook and guidance for the fourth quarter of 2011. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson Technology website for one week following the live broadcast. To access the live conference call, please dial (970) 315-0417.

Mattson Technology will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

This news release contains forward-looking statements regarding the Company's future prospects and plans, including, but not limited to: potential future net sales, profit, cash flow, cash position and other financial results, future customer demand and industry and economic conditions, Company strategies and the market opportunity and acceptance of Company products in various customer markets. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: Company expectations with respect to continued growth of its business; growth of the industry and the size of the Company's served available market; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's cash position overall, especially as a result of payments made for inventory and the related collections upon shipment of such inventory; end-user demand for semiconductors, including the growing mobility electronics industry; customer demand for semiconductor manufacturing equipment, including as a result of Greenfield fab plans; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market, to gain market share with such products and the overall mix of the Company's products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the information provided in this news release.

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About Mattson Technology, Inc.

Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry, and operate in three primary product sectors: dry strip, rapid thermal processing and etch. Through manufacturing and design innovation, we have produced technologically advanced systems that provide productive and cost-effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900.
Internet: www.mattson.com.

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MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended	
	October 2, 2011	September 26, 2010	October 2, 2011	September 26, 2010
Net sales	$ 44,945	$ 39,762	$ 143,253	$ 97,077
Cost of sales	28,272	25,248	97,229	64,875
Gross profit	16,673	14,514	46,024	32,202
Operating expenses:				
Research, development and engineering	6,733	6,935	19,893	20,400
Selling, general and administrative	12,384	12,550	37,762	37,481
Restructuring charges	181	13	103	(64)
Total operating expenses	19,298	19,498	57,758	57,817
Loss from operations	(2,625)	(4,984)	(11,734)	(25,615)
Interest and other income (expense), net	572	(1,425)	(1,866)	456
Loss before income taxes	(2,053)	(6,409)	(13,600)	(25,159)
Provision for (benefit from) income taxes	236	(43)	176	343
Net loss	$ (2,289)	$ (6,366)	$ (13,776)	$ (25,502)
Net loss per share:				
Basic and Diluted	$ (0.04)	$ (0.13)	$ (0.25)	$ (0.51)
Shares used in computing net loss per share:				
Basic and Diluted	58,224	50,094	54,324	50,044

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	October 2, 2011 (unaudited)	December 31, 2010 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 36,038	$ 19,014
Restricted cash	2,030	4,026
Accounts receivable, net	14,495	24,127
Advance billings	2,767	3,177
Inventories	35,706	34,673
Prepaid expenses and other assets	6,018	5,770
Total current assets	97,054	90,787
Property and equipment, net	10,701	15,011
Other assets	5,501	5,826
Total assets	$ 113,256	$ 111,624
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,236	$ 20,860
Accrued liabilities	18,011	13,452
Deferred revenue	5,235	5,349
Total current liabilities	39,482	39,661
Income taxes payable, non-current	3,887	4,287
Other liabilities	4,838	5,021
Total liabilities	48,207	48,969
Stockholders' equity:		
Common stock	62	54
Additional paid-in capital	649,555	634,944
Accumulated other comprehensive income	21,758	20,207
Treasury stock	(37,986)	(37,986)
Accumulated deficit	(568,340)	(554,564)
Total stockholders' equity	65,049	62,655
Total liabilities and stockholders' equity	$ 113,256	$ 111,624

(1) Derived from audited financial statements